QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Acquisition of a further 9.19 per cent of Reemtsma Cigarettenfabriken GmbH ("Reemtsma")

        In accordance with the option agreement entered into at the time of the acquisition of Reemtsma, Imperial Tobacco Group PLC has today acquired a further 9.19 per cent from Tchibo Holding AG ("Tchibo"), bringing its total holding in Reemtsma to 99.20 per cent.

        As announced when Imperial Tobacco acquired 90.01 per cent of Reemtsma in 2002, Imperial Tobacco entered into put and call option arrangements with Tchibo and certain others over the remaining 9.99 per cent of Reemtsma shares. Tchibo has now exercised its option to sell its remaining Reemtsma shares. The total consideration payable to Tchibo under the option agreement is approximately €558 million which has been satisfied in cash using Imperial Tobacco's existing financing arrangements.

        Under the option arrangements, each of the holders of the remaining 0.8 per cent have the right, expiring on 31 July 2004, to sell their Reemtsma shares to Imperial Tobacco, and Imperial Tobacco has the right to purchase those shares between 1 August 2005 and 31 August 2010.

        The nature of the agreement entered into at the time of the acquisition in 2002 is such that Imperial Tobacco has since May 2002 consolidated 100 per cent of the results and net assets of Reemtsma; and the consideration due for the balance of the shares has been included in net debt since that date.

Enquiries

Alex Parsons, Group Media Relations Manager	+44 (0) 117 933 7241

QuickLinks

  Exhibit 99.2